SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                         Form 40-F [_]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes [_]                         No [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1. Press release dated October 1, 2004

2. Press release dated October 21, 2004

3. Press release dated October 22, 2004

4. Press release dated October 25, 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: November 5th, 2004	By:	/s/ Anne C. Siddell Name: Anne C. Siddell Title: Group Company Secretary

Appendix 1.

DIRECTORS’ SHAREHOLDINGS

On 1 October 2004, the following provisional allocations of ordinary shares were made to the under mentioned non-executive directors under the share allocation arrangements for non-executive directors for the period ended 30 September 2004.

Director	No. of shares

Geoff Unwin	10,122

John Botts	1,012

Christopher Hyman	815

Jonathan Newcomb	1,012

Chris Powell	1,012

Adair Turner	1,012

The company and the directors were informed of these allocations on 1 October.

Anne Siddell
Company Secretary

Appendix 2.

21 October 2004

DIRECTOR’S SHAREHOLDING

The Company has been notified today of the following dealing in its ordinary shares of 25p by an executive director, Charles Gregson:-

The acquisition of 26 shares at 469.72p per share - representing the automatic reinvestment of dividend by PEP Manager.

The dealing took place on 21 October 2004.

As a result of this dealing Mr Gregson’s overall beneficial shareholding is 421,897 United shares, representing 0.125% of issued ordinary shares.

Anne Siddell
Group Company Secretary

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company UNITED BUSINESS MEDIA PLC	2.	Name of shareholder having a major interest SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LTD

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON BENEFICIAL - See 2 Above	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them As 2 Above - see attached sheet.

5.	Number of shares acquired Not Advised	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 25P	10.	Date of transaction Not known	11.	Date company informed 20 OCTOBER 2004

12.	Total holding following this notification 13,561,309 ORDINARY SHARES OF 25P	13.	Total percentage holding of issued class following this notification 4.034%

14.	Any additional information N/A	15.	Name of contact and telephone number for queries JEAN PURSER 020 7921 5061

16.	Name and signature of authorised company official responsible for making this notification ANNE SIDDELL COMPANY SECRETARY

Date of notification: 22 October 2004

Registered Holder	Management Company	No. of Shares

State Street Nominees Limited A/C XC5U	SWIP	1,247,296
State Street Nominees Limited A/C W36A	SWIP	264,953
State Street Nominees Limited A/C W32L	SWIP	519,675
State Street Nominees Limited A/C W33H	SWIP	1,625,328
State Street Nominees Limited A/C XBJ2	SWIP	1,926,548
State Street Nominees Limited A/C XBK2	SWIP	106,290
State Street Nominees Limited A/C XBJ3	SWIP	259,423
State Street Nominees Limited A/C W3I8	SWIP	38,384
State Street Nominees Limited A/C XJJ9	SWIP	54,318
State Street Nominees Limited A/C XC5W	SWIP	669,483
State Street Nominees Limited A/C W39Q	SWIP	38,540
State Street Nominees Limited A/C W39N	SWIP	336,928
State Street Nominees Limited A/C WJ9Y	SWIP	13,598
State Street Nominees Limited A/C W36U	SWIP	884,957
State Street Nominees Limited A/C XBK6	SWIP	931,009
State Street Nominees Limited A/C W39F	SWIP	4,684,579

TOTAL		13,561,309

Appendix 4.

For immediate release
25 October 2004

UNITED BUSINESS MEDIA

US High Tech Publishing Statistics:
September 2004

Summary

Month of September 2004

The business information market serving the technology industry, measured in terms of advertising page volumes, decreased by 9.5% in the month of September compared to September 2003. CMP Media’s continuing technology publications recorded a 10.8% decrease against September 2003.

CMP Media’s market share, compared to 2003, decreased - its continuing titles held a share of 26.2% in September 2004 down from 26.5% in September 2003.

Calendar Year to September

The market decreased by 6.7% compared to the year to September 2003. CMP’s continuing titles, in the year to September 2004, recorded a 3.8% decrease in advertising page volumes against the year to September 2003.

Market share of CMP Media’s continuing titles year to date was 27.5% up from 26.7% in the prior year period.

Rolling twelve months to September 2004

The market decreased by 7.0% in advertising page volumes in the twelve months ended September 2004 compared to the twelve months ended September 2003. CMP Media’s continuing High Tech publications recorded a 2.9% decrease in the same period.

MARKET SEGMENT - ADVERTISING PAGE VOLUMES

MONTH OF September 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %
CMP Media
Continuing	1,582	1,773	-10.8%	26.2%	26.5%
Discontinued	0	161		0.0%	2.4%

CMP Media Total	1,582	1,934	-18.2%	26.2%	28.9%

Whole Market Continuing
	6,048	6,517	-7.2%	100.0%	97.5%

B2B Tech Publications	5,457	5,807	-6.0%	90.2%	86.9%

General Business	591	710	-16.8%	9.8%	10.6%

Discontinued	0	166		0.0%	2.5%

Total Market	6,048	6,683	-9.5%	100.0%	100.0%

MAJOR CMP TITLES

	September 2004		YTD September 2004
	+/- Pages	% Change	+/- Pages	% Change
Information Week	-67.6	-22.5	+36.3	+1.9
EE Times	-53.6	-17.1	-47.5	-2.0
Dr Dobb’s	-17.2	-29.4	-72.0	-15.5
Network Computing	-11.2	-7.3	-53.8	-4.8
Network Magazine	-6.5	-20.0	-31.7	-9.0
CRN	-47.3	-19.4	-240.4	-12.3
VAR Business	-63.3	-34.6	-49.8	-4.3

CALENDAR YEAR TO September 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %
CMP Media
Continuing	13,168	13,691	-3.8%	27.5%	26.7%
Discontinued	0	1,289		0.0%	2.5%

CMP Media Total	13,168	14,980	-12.1%	27.5%	29.2%

Whole Market Continuing
	47,920	49,764	-3.7%	10.0%0	96.9%

B2B Tech Publications	43,410	44,868	-3.2%	9.6%0	87.4%

General Business	4,510	4,896	-7.9%	9.4%	9.5%

Discontinued	0	1,601		0.0%	3.1%

Total Market	47,920	51,365	-6.7%	100.0%	100.0%

TWELVE MONTHS to Date

	2004 Pages	2003 Pages	Change %	2004 Market Share %	2003 Market Share %
CMP Media
Continuing	18,205	18,751	-2.9%	27.4%	26.2%
Discontinued	309	1,872		0.5%	2.6%

CMP Media Total	18,514	20,623	-10.2%	27.9%	28.8%

Whole Market Continuing
	66,233	68,832	-3.8%	99.5%	96.2%

B2B Tech Publications	59,590	61,793	-3.6%	89.5%	86.4%

General Business	6,643	7,039	-5.6%	10.0%	9.8%

Discontinued	316	2,717		0.5%	3.8%

Total Market	66,549	71,549	-7.0%	100.0%	100.0%

Source - IMS: Auditor

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Fiona Piper	The Maitland Consultancy	020 7379 5151

Notes to Editors:

CMP MEDIA LLC

CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum — the builders, sellers and users of technology worldwide. Capitalising on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs. Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

BASIS OF COMPILATION OF STATISTICS

The statistics, which are the main subject of today’s release, are independently compiled by IMS/Auditor. The basis of compilation includes:

-	pages are hand counted

-	supplement ads are counted if in over 50% of circulation

-	house ads are not counted

-	inserts are counted if bound in publication

-	the database will continually be updated as more accurate information arrives

All CMP High Tech publications are tracked. CMP determines the competitive set of publishing titles which are measured on its behalf by IMS Auditor and periodically adjusts the population to ensure that it is properly representative of the changing US business technology advertising market in which CMP competes.

Note: that these statistics represent only total advertising page volumes as counted above, they do not represent paid advertising page volumes nor do they show the revenue yields which the operators in these market segments have achieved.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.